Wingfeather Saga Updates: Livestream Next Week!

Andrew Peterson <info@braggmanagement.com>
Fri 5/7/2021 4:01 PM
To: jchriswall@hotmail.com <jchriswall@hotmail.com>

[View this email in your browser](#)



Livestream next week!

Last week, Andrew and Chris Wall hosted a livestream to announce a partnership with **Angel Studios** to take the next steps towards *The Wingfeather Saga* animated series.

Next week, Andrew and Chris will be sharing more details about how you can help make it happen. They'll be joined by Neal and Jeff Harmon, the Angel Studios Co-founders, as we talk more about the future of The Wingfeather Saga animated series.

Watch on the Wingfeather Saga Facebook or YouTube pages at **6pm central time** on **Thursday, May 13th** as they talk about how those who love the saga can become owners and share in the success!









WATCH ON FACEBOOK

WATCH ON YOUTUBE

Andrew's mailing list will only send Wingfeather Saga related news on occasion. To continue to get all the latest information on The Wingfeather Saga series, *click this link to join that mailing list*.

No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

Andrew Peterson Touring
940 Davidson Dr
Nashville, TN 37205-1004